BC FORM 51-102F3

Material Change Report

Item 1.

Name and Address of Company

State the full name and address of your company and the address of its principal office in Canada.

TERYL RESOURCES CORP.

#240 – 11780 Hammersmith Way

Richmond, BC   V7A 5E9

Phone:  (604) 278-5996

Item 2.

Date of Material Change

State the date of the material change.

August 4, 2009

Item 3.

News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National

Instrument 51-102.

August 4, 2009

The press release relating to this material change was distributed and filed by,

Marketwire, Marketnews Publishing, Inc. and Stockwatch on August 4, 2009.

Item 4.

Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

The  Company announced  additional  significant gold  assays  have been  received  from  our joint  venture  partner  Fairbanks  Gold  Mining,  Inc.  (FGMI),  a  subsidiary  of  Kinross  Gold

Corporation,   for   the   R/C   drilling   program   on   the   Gil   J/V   property   located   in   the

Fairbanks mining district, Alaska.

Item 5.

Full Description of Material Change

Supplement the summary required under Item 4 with the disclosure that should be sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

Some  examples  of  significant  facts  relating  to  the  material  change  include:  dates,  parties,  terms  and conditions,  description  of  any  assets,  liabilities  or  capital  affected,  purpose,  financial  or  dollar  values,

reasons  for  the  change,  and  a  general  comment  on  the  probable  impact  on  the  issuer  or  its  subsidiaries.

Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

For a full description of the material change, see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) of National Instrument 51-102

If this report is being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument

51-102, state the reasons for that reliance.

Not applicable.

Instruction:

Refer to subsections 7.1(5) and (7) of National Instrument 51-102 concerning continuing obligations in respect of reports filed under subsection 7.1(2) of National Instrument 51-102.

Item 7.

Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

In  a  separate  letter  to  the  applicable  regulator  or  securities  regulatory  authority  marked  “Confidential”

provide the reasons for your company’s omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulatory or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

Not applicable.

Instruction:

In  certain  circumstances  where  a  material  change  has  occurred  and  a  material  change  report  has  been  or  is about  to  be  filed  but  section  85  of  the  Act  will  no  longer  or  will  not  be  relied  upon,  a  reporting  issuer  may nevertheless believe one or more significant facts otherwise required  to  be disclosed  in the  material change report  should  remain  confidential  and  not  be  disclosed  or  not  be  disclosed  in  full  detail  in  the  material change report.

Item 8.

Executive Officer

Give   the   name   and   business   telephone   number   of   an   executive   officer   of   your   company   who   is

knowledgeable about the  material  change and  the  Report,  or  an  officer  through  whom the  executive officer may be contacted.

John G. Robertson

President

(604) 278-5996

Item 9.

Date of Report

DATED at Richmond, British Columbia this 21st  day of     August    , 2009.

TERYL RESOURCES CORP.

Per:

“John Robertson”

(Authorized Signatory)

John Robertson,  President

(Print name and title)

SCHEDULE “A”

TERYL RESOURCES CORP.

#240 – 11780 Hammersmith Way

Richmond, BC  V7A 5E9

Phone:  604-278-5996     Fax:  604-278-3409

Toll Free: 800-665-4616

www.terylresources.com

N E W  S   R E L E  A S E

Teryl Resources Corp.

(the “Company”)

TSX Venture Exchange: TRC.V

OTC BB: TRYLF

TERYL RESOURCES RECEIVES ADDITIONAL SIGNIFICANT GOLD ASSAYS ON THE GIL

JOINT VENTURE PROPERTY, ALASKA

For  Immediate  Release:  August  4,  2009,  Vancouver,  B.C.  –  Teryl  Resources  Corp.  (TSX  Venture

Exchange:  TRC.V,  OTCBB:  TRYLF)  is  pleased  to  announce  that  additional  significant  gold  assays  have been  received  from  our  joint  venture  partner  Fairbanks  Gold  Mining,  Inc.  (FGMI),  a  subsidiary  of  Kinross

Gold  Corporation,  for  the  R/C  drilling  program  on  the  Gil  J/V  property  located  in  the  Fairbanks  mining district, Alaska.

A  total  of  33  R/C  drill  holes  and  6  core  drill  holes  have  been  completed  in  the  2009  exploration  program

which  has  been  budgeted for  $1.6  million.   Certified  assays  are  pending  on  all drill holes. The main  focus of the  drilling is  on  the  Sourdough Ridge zone, which is  similar  in  geology to  the Main  Gil zone. The  Main

Gil zone has been drilled extensively in the past over a 3,000 ft strike length with an average grade of .04 ounces gold per ton.

Preliminary assays from the following holes as follows:

Hole Number

Feet

Ounces

Grams

Per   Ton    Per Ton

Gold

Gold

GVR-09-540

105’ (from 145’-250’)

.14

4.00

GVR-09-534

75’ (from 15’-90’)

.09

2.50

GVR-09-523

110’ (from125’-230’)

.04

1.10

These  drill  results  are  in  addition  to  previously  reported  assays  from  a  Company  News  Release  dated

July 2, 2009.

As  of  July  2,  2009  the  Gil  Project  is  an  advanced  exploration  program  controlled  by  Teryl  Resources  and joint  venture  partner,  Kinross  Gold  Corporation.  The  exploration  area  is  located  19  miles  north  of

Fairbanks, Alaska and 8 miles northeast of Alaska’s largest gold producer, the Fort Knox Mine (owned by

Kinross Gold). The Gil Project consists of three adjacent prospect areas; the Main  Gil Zone, the  North Gil

Zone and Sourdough Ridge.

A  total  of  US$7,500,000  has  been  expended  by  the  joint  venture  partners  between  1992  and  2008,  with

Teryl  and  Kinross  accounting  for  20%  and  80%  respectively  of  total  expenditures.  Lode  prospects  at  the

Gil  have  been  tested  by  86  core  holes  totaling  33,354  feet,  327  reverse  circulation  drill  holes,  totaling

93,804 feet, and 21 trenches with a combined length of approximately 7,420 feet.

John Robertson states that the current gold assay results are extremely favorable compared to the adjacent producing Fort Knox Mine values of .03 ounces per ton.

ABOUT  TERYL  RES OURCES

With  interests  in  four  gold  properties,  Teryl  Resources  Corp.  is  one  of  the  main  landowners  in  the

Fairbanks Mining District, Alaska. The Gil project is a joint venture with Kinross Gold Corporation (TSX: K;

NYSE:  KGC)  (80%  Kinross/20%  Teryl).  To  date  USD$7.5  million  has  been  expended  on  exploration  by

Kinross  and  Teryl  on  the  Gil  joint  venture  claims.  A  USD$1.6  million  budget  has  been  approved  for  2009 to  draft test several gold  anomolies  on  the  Gil Claims. The  Company’s  other  Alaska  holdings also  include the  Fish  Creek  Claims,  50%  optioned  from  Linux  Gold  Corp.  (OTC  BB:  LNXGF);  the  Stepovich  Claims,

where  Teryl  has  a  10%  net  profit  interest  from  Kinross;  and  a  100%-interest  in  the  West  Ridge  property.

Teryl  also  has  one  joint  venture  silver  prospect  located  in  Northern  BC,  Canada.  Teryl  Resources  Corp.

has revenue from oil and gas projects in Texas and Kentucky. For further information visit the Company’s website at http://www.terylresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson

President

Press Release contact information:

For further information, please contact:

John Robertson

President, Teryl Resources Corp.

T:  800-665-4616

www.terylresources.com

READER ADVISORY

This  news  release  may  contain  certain  forward-looking  statements,  including  management's  assessment  of  future  plans  and operations,  and  capital  expenditures  and  the  timing  thereof,  that  involve  substantial  known  and  unknown  risks  and  uncertainties,

certain of which are beyond the Company's control. There can be no assurance that such statements will prove accurate, and actual results  and  developments  are  likely  to  differ,  in  some  case  materially,  from  those  expressed  or  implied  by  the  forward-looking statements  contained  in  this  press  release.  Readers  of  this  press  release  are  cautioned  not  to  place  undue  reliance  on  any  such forward-looking statements.

Forward-looking  statements  contained  in  this  press  release  are  based  on  a  number  of  assumptions  that  may  prove  to  be  incorrect,

including, but not limited to: timely implementation of anticipated drilling and exploration programs; the  successful completion of new development  projects,  planned  expansions  or  other  projects  within  the  timelines  anticipated;  the  accuracy  of  reserve  and  resource estimates, if any, grades, mine life and cash cost estimates; whether mineral resources can be developed; title to mineral properties;

financing  requirements;  changes  in  laws,  rules  and  regulations  applicable  to  Teryl,  and  changes  in  how  they  are  interpreted  and

enforced,    delays  resulting  from  or  inability  to  obtain  required  regulatory  approvals  and  ability  to  access  sufficient  capital  from internal  and  external  sources,  the  impact  of  general  economic  conditions  in  Canada,  and  the  United  States,  industry  conditions,

increased  competition,  the  lack  of  availability  of  qualified  personnel  or  management,  fluctuations  in  foreign  exchange,  stock  market volatility and market valuations of companies with respect to announced transactions. The Company's actual results, performance or achievements  could  differ  materially  from  those  expressed  in,  or  implied  by,  these  forward-looking  statements,  including  those described  in  the  Company's  Financial  Statements,  Management  Discussion  and  Analysis  and  Material  Change  Reports  filed  with the  Canadian  Securities  Administrators  and  available  at  www.sedar.com,  and  the  Company’s  20-F  annual  report  filed  with  the

United  States  Securities  and  Exchange  Commission  at  www.sec.gov.   Accordingly,  no  assurances  can  be  given  that  any  of  the events  anticipated  by  the  forward-looking  statements  will  transpire  or  occur,  or  if  any  of  them  do  so,  what  benefits,  including  the amount of proceeds, that the Company will derive therefrom.

Readers  are  cautioned  that  the  foregoing  list  of  factors  is  not  exhaustive.  All  subsequent  forward-looking  statements,  whether written  or  oral,  attributable  to  the  Company  or  persons  acting  on  its  behalf  are  expressly  qualified  in  their  entirety  by  these cautionary  statements.  Furthermore,  the  forward-looking  statements  contained  in  this  news  release  are  made  as  at  the  date  of  this news release and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements,  whether  as  a  result  of  new  information,  future  events  or  otherwise,  except  as  may  be  required  by  applicable  securities laws.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.